Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR

April 22, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biofrontera Inc. Registration Statement on Form S-1 (File No. 333-277811) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biofrontera Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on April 22, 2024, or as soon thereafter as practicable. The Registrant hereby also authorizes Stephen Older and Andrew Terjesen of McGuireWoods LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen Older of McGuireWoods LLP at (212) 548-2122, or in his absence, Andrew Terjesen at (704) 343-2024.

Thank you for your assistance in this matter.

Very truly yours,

Biofrontera Inc.

/s/ Hermann Luebbert
Name:	Hermann Luebbert
Title:	Chief Executive Officer and Chairman

cc:	E. Fred Leffler, III
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera-us.com